Exhibit 12
Statement of Ratios
Preferred Apartment Communities, Inc.
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net income (loss)	$28,666,601	$(9,843,414)	$(2,425,989)	$2,127,203	$(4,205,492)
Add:
Fixed charges	67,468,042	44,284,144	21,315,731	10,188,187	5,780,526
Less: Net (income) loss attributable to
non-controlling interests	(985,605)	310,291	25,321	(33,714)	222,404
Total earnings	$95,149,038	$34,751,021	$18,915,063	$12,281,676	$1,797,438

Fixed charges:
Interest expense	$62,383,849	$40,688,714	$19,841,455	$9,183,128	$4,921,797

Amortization of deferred loan costs
related to mortgage indebtedness	5,084,193	3,595,429	1,474,276	1,005,059	858,729
Total fixed charges	67,468,042	44,284,143	21,315,731	10,188,187	5,780,526

Preferred dividends	63,651,265	41,080,645	18,751,934	7,382,320	3,963,146
Total Combined fixed charges and
preferred dividends	$131,119,307	$85,364,788	$40,067,665	$17,570,507	$9,743,672

Ratio of Earnings to Combined fixed
charges and preferred dividends (A)	0.73	0.41	0.47	0.70	0.18

(A) The computation of our ratios of earnings to combined fixed charges and preferred stock dividends indicates that earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $36.0 million, $50.6 million, $21.2 million, $5.3 million and $7.9 million for the year ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Our net loss to common stockholders for the year ended December 31, 2013 includes the effect of a one-time deemed non-cash dividend of approximately $7.0 million related to a beneficial conversion feature within our Series B Preferred Stock, all of which was converted to Common Stock on May 16, 2013. Combined fixed charges and preferred dividends for the twelve months ended December 31, 2013 do not reflect the deemed non-cash dividend.